COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

April 4, 2008

<u>Via Federal Express and Facsimile</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies


Received SEC

APR 0 7 2008

Washington, DC 20549

Re: Midas Touch International Holdings, Inc.
          Offering Statement on Form 1-A
          Filed June 13, 2007
          File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated February 22, 2008, regarding Midas' offering statement on Form 1-A dated February 15, 2008. I also enclose five (5) copies of Amendment No. 3 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

<u>Uses of Proceeds</u>

Please revise the "Use of Proceeds" section of the offering circular to comply with the first sentence of comment four and comments five and six of our July 2, 2007 letter. The section does not disclose the quantity offering expenses. The language introducing the new table indicates how the offering proceeds "may" be used. In addition, the disclosure does not explain how proceeds below $2.2 million will be used. The disclosure continues to refer to changing the use of proceeds without providing clear disclosure of the circumstances that would cause such changes

We have revised the table to set forth and quantify the offering expenses, and amended the Use of Proceeds circular to comply with the first sentence of comment four and comments five and six of the SEC's July 2, 2007 letter.

In addition, we have updated any other information in the offering circular, as appropriate.

We would very much appreciate your prompt review of Amendment No. 1 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

CF1-00122726

cc: Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Avenue, Suite 202
Bay City, MI 48708